One International Place, 40th Floor 100 Oliver Street Boston, MA 02110-2605 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
LEAH SCHUBERT leah.schubert@dechert.com +1 617 728 7139 Direct +1 617 275 8405 Fax

July 2, 2014

Valerie Lithotomos

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) contained in Post Effective Amendment No. 199 to the Registration Statement of Russell Investment Company (Filed on April 18, 2014)

Dear Ms. Lithotomos:

This letter responds to comments you provided to me in a telephonic discussion on June 2, 2014 regarding the Russell Investment Company (“RIC” or “Registrant”) Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on April 18, 2014 related to the Select U.S. Equity Fund and Select International Equity Fund. Summaries of the comments, and Registrant’s responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the prospectus and SAI unless otherwise indicated.

Comments Applicable to Each Fund

1.	Comment:	Please delete the parenthetical “(Non-Fundamental)” in the “Investment Objective” headings as the disclosure is neither required nor permitted by Form N-1A.

	Response:	Registrant believes that the use of the parenthetical “(Non-Fundamental)” in each Fund’s “Investment Objective” heading is consistent with Item 2 of Form N-1A and facilitates an investor’s understanding of the Funds’ investment objectives. Accordingly, no change has been made in response to this comment.

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2.	Comment:	Please revise the “Advisory Fee” line item listed in the “Annual Fund Operating Expenses” table in each Fund’s Risk/Return Summary section to state “Management Fees.”

	Response:	Registrant notes that Instruction 3(a) to Item 3 of Form N-1A defines the line item “Management Fees” in the “Annual Fund Operating Expenses” table to include “investment advisory fees,” “any other management fees” and “administrative fees payable to the investment adviser.” Because the Advisory Fee line item does not contain an administrative fee component, Registrant does not believe the term “Management Fees” applies. Accordingly, no change has been made in response to this comment.

3.	Comment:	Please revise the final line item in the “Annual Fund Operating Expenses” table in each Fund’s Risk/Return Summary section from “Net Annual Fund Operating Expenses” to “Total Annual Fund Operating Expenses After Fee Waivers and Expense Reimbursements” or similar disclosure, in order to conform to the example set forth in Instruction 3(e) to Item 3 of Form N-1A.

	Response:	Instruction 3(e) to Item 3 of Form N-1A indicates that “appropriate descriptive captions” should be used in the “Annual Fund Operating Expenses” table. Although the Instruction provides examples of appropriate descriptive captions, Registrant does not believe that this is an exhaustive list of captions that may be used in the table. Registrant believes that the current caption is an “appropriate descriptive caption” and is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

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4.	Comment:	Please relocate all footnotes applicable to the “Shareholder Fees” and “Annual Fund Operating Expenses” tables in each Fund’s Risk/Return Summary section such that all footnotes applicable to the foregoing tables immediately follow the “Annual Fund Operating Expenses” table.

	Response:	Registrant respectfully declines to relocate the information contained in the footnote to the “Shareholder Fees” table to immediately follow the “Annual Fund Operating Expenses” table. The current placement of the footnote is such that it immediately follows the table to which it relates. Registrant believes that moving the footnote to follow the “Annual Fund Operating Expenses” table would be confusing to investors and that the current placement of the footnote facilitates an investor’s understanding of the “Shareholder Fees” table.

5.	Comment:	The footnote to the “Annual Funds Operating Expenses” table in the Risk/Return Summary section states that “[t]his waiver and reimbursement may not be terminated during the relevant period except with Board approval.” Please revise this sentence to replace “the relevant period” with the contractual waiver’s termination date.

	Response:	Registrant respectfully declines to revise the above-referenced disclosure to replace “the relevant period” with the contractual waiver’s termination date. Instruction 3(e) to Item 3 of Form N-1A requires the disclosure of the “period for which the expense reimbursement or fee waiver is expected to continue, including the expected termination date . . . .” Registrant notes that the termination date is disclosed in the first sentence of the footnote. Registrant believes that the current disclosure is consistent with Instruction 3(e) and that such disclosure is sufficient to facilitate an investor’s understanding of the appropriate timing of the Funds’ respective fee waiver arrangements.

6.	Comment:	The Staff notes that RIMCo has agreed to a contractual fee waiver until February 29, 2016. For each Fund that reflects

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a fee waiver in the “Example” in the Risk/Return Summary section, please confirm supplementally that the figures in the “Example” only reflect the fee waiver for the duration of the fee waiver agreement.

	Response:	Registrant confirms that the figures shown in each “Example” only reflect the fee waiver for the duration of the fee waiver agreement.

7.	Comment:	Please consider defining “RIMCo” as “Russell Investment Management Company” in the first paragraph of the “Principal Investment Strategies of the Fund” section of each Fund’s Risk/Return Summary section.

	Response:	The requested change has been made.

8.	Comment:	The Staff notes that each Fund is permitted to invest in derivative instruments, including index futures. Please confirm supplementally whether each Fund will engage in derivatives transactions to gain long and/or short exposure to underlying securities or instruments. To the extent a Fund utilizes derivatives to obtain short exposure, please disclose the Fund’s intention to do so as part of its principal investment strategy.

	Response:	As discussed in each Fund’s respective “Principal Investment Strategies of the Fund” section of its Risk/Return Summary section, the Funds will invest in certain derivative instruments as a substitute for the purchase of stocks to achieve portfolio exposures, in pursuit of a Fund’s investment objective or for hedging purposes. Registrant believes that when read in the context of the Funds’ “Principal Investment Strategies” disclosure as a whole, which discusses the Funds’ primary intention to purchase equity securities in pursuit of their investment objectives (i.e., take long positions), the existing disclosure sufficiently and accurately summarizes the Funds’ intended usage of derivatives to primarily gain long exposures.

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Registrant confirms that neither Fund intends to engage in derivatives transactions to obtain short exposure to underlying securities or instruments as part of its principal investment strategy. However, the Funds may, on an infrequent basis, use derivatives to obtain short exposure for investment and risk management purposes. Accordingly, Registrant has added the following sentence to the “Investment Policies – Other Financial Instruments Including Derivatives – Options, Futures and Other Financial Instruments” section of the SAI: “Derivatives may be used to take long or short positions.”

9.	Comment:	The “Principal Investment Strategies of the Fund” section of each Fund’s Risk/Return Summary section states that each Fund “usually, but not always, pursues a strategy to be fully invested by exposing all or a portion of its cash to the performance of appropriate markets by purchasing equity securities and/or derivatives, which typically include index futures contracts and forward currency contracts.” Please confirm supplementally the circumstances under which the Funds would not pursue a strategy of being fully invested and consider disclosing such circumstances in each Fund’s principal investment strategy.

	Response:	Registrant confirms that a Fund may not pursue a strategy to be fully invested when the Fund’s portfolio manager does not believe it is beneficial for all or a portion of the Fund’s cash reserves to be exposed to the performance of the markets in which the Fund principally invests. Registrant believes that the disclosure in each Fund’s Risk/Return Summary section regarding its intent to usually, but not always, be fully invested provides sufficient information for both potential and existing investors. Furthermore, the “Investment Objective and Investment Strategies” section of the statutory prospectus contains additional information with respect to cash reserves and being fully invested. Accordingly, no change has been made in response to this comment.

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10.	Comment:	The Staff notes that each Fund “invests principally in common stocks of large and medium capitalization U.S. companies but may also invest in small capitalization U.S. companies.” Please consider revising the Item 4 and Item 9 “Equity Securities” risk disclosure to reflect the risks associated with investment in large and medium capitalization companies.

	Response:	Registrant believes that the “Equity Securities” risk disclosure sufficiently and accurately summarizes the risks of investments in equity securities generally. The risk factor also discusses the additional risks associated with investments in small and medium capitalization companies. Because investments in large capitalization companies are not subject to additional risks that are not already covered by the more general discussion of investments in equity securities, Registrant does not believe that additional disclosure pertaining specifically to large capitalization companies is necessary. Accordingly, no change has been made in response to this comment.

11.	Comment:	Please confirm that the Funds are aware of the Barry Miller letter to the ICI dated July 30, 2010 and the points made therein.

	Response:	Registrant confirms that it is aware of the Barry Miller letter to the ICI dated July 30, 2010 and the points made therein.

12.	Comment:	The Staff notes that “Securities of Other Investment Companies” is a principal risk of each Fund. Please confirm whether a separate line item in the “Annual Fund Operating Expenses” table for “Acquired Fund Fees and Expenses” is appropriate.

	Response:	Registrant confirms that a separate “Acquired Fund Fees and Expenses” caption is not required by Form N-1A. The Funds’ Acquired Fund Fees and Expenses are not expected to exceed one basis point of average net assets and such expenses, if any, will be included in the “Other Expenses” line item.

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13.	Comment:	Please consider revising the “Large Redemptions” risk factor in the “Principal Risks of Investing in the Fund” section of each Fund’s Risk/Return Summary section to disclose whether the funds of funds which invest in each Fund are affiliated with the Funds.

	Response:	Each Fund’s “Large Redemptions” risk factor is intended to inform investors that the Fund may have a large percentage of its shares owned by funds of funds and in asset allocation programs and to address the risks to investors resulting from large redemption activity by such shareholders. Registrant believes that specifying that such funds of funds are affiliated with the Funds is not necessary in order to accurately and sufficiently summarize the risk of large redemptions in the Fund’s Risk/Return Summary section. Accordingly, because Registrant believes that the existing risk disclosure accurately and sufficiently summarizes the risks of large redemption activity, Registrant respectfully declines to revise the “Large Redemptions” risk disclosure in the Fund’s Risk/Return Summary section.

14.	Comment:	Please consider disclosing the risks to investors of increased tax expenses in the event that a Fund is forced to sell portfolio securities in order to redeem shares of institutional sellers.

	Response:	The “Large Redemptions” risk factor states that large redemptions may “result in…higher levels of realized capital gains or losses with respect to a Fund’s portfolio securities….” Registrant believes that this existing disclosure accurately and sufficiently summarizes the risks of the types of large redemptions that may be associated with institutional sellers and, accordingly, no change has been made in response to this comment.

15.	Comment:	Please delete the cross-references that appear in the “Additional Information” section in each Fund’s Risk/Return Summary section unless required by the Form.

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	Response:	Registrant respectfully declines to delete cross references to the more fulsome disclosure in the statutory prospectus. While Registrant recognizes that the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides investors with important information regarding the Funds, and that omitting such references may suggest to investors that all information relating to the Funds is contained in the summary sections.

16.	Comment:	Please confirm supplementally that any significant updates regarding the derivative lawsuit filed by Fred McClure against Russell Investment Management Company on behalf of ten (10) Russell Funds (the “McClure Litigation”) have been incorporated into the “Management of the Funds” section.

	Response:	Registrant confirms that any significant updates regarding the McClure Litigation have been incorporated into the “Management of the Funds” section.

17.	Comment:	Please explain supplementally why you have included a discussion of price arbitrage in the “Right to Reject or Restrict Purchase and Exchange Orders” section under the heading “Frequent Trading Policies and Limitations on Trading Activity.” In addition, please explain supplementally why Registrant has declined to address other potential issues associated with transactions in a fund by funds of funds (i.e., issues associated with frequent or large withdrawals) in this section.

	Response:	Registrant has included a discussion of price arbitrage in order to explain to investors that RIMCo and the Board of Trustees do not believe that transactions in Fund shares by certain funds of funds, including affiliated funds of funds, present arbitrage opportunities. Although Registrant acknowledges that there may be other potential issues

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associated with a fund of funds’ transactions in Fund shares, Registrant believes that such risk disclosure is not appropriate for inclusion in a discussion of the Funds’ frequent trading policy as such funds of funds are exempt from the frequent trading policy. Additionally, Registrant notes that the Funds’ “Large Redemptions” risk factor includes a more fulsome discussion of the risks associated with large redemption activity. Accordingly, no changes have been made in response to this comment.

18.	Comment:	With respect to the “Right to Reject or Restrict Purchase and Exchange Orders” section under the heading “Frequent Trading Policies and Limitations on Trading Activity,” please explain supplementally the operation of Registrant’s institutional accounts policy and its impact on efficient management of the Funds.

	Response:	As discussed in the “Frequent Trading Policies and Limitations on Trading Activity” section, transactions in Fund shares by certain institutional accounts (i.e., those accounts where transactions in Fund shares result from the characteristics of the underlying account and not as a result of the implementation of an investment strategy) are excluded from the Funds’ frequent trading policy, so long as such transactions do not interfere with the efficient management of a Fund’s portfolio or are otherwise not in a Fund’s best interests. Institutional account transaction activity is monitored by the Funds, and to the extent a Fund believes that such activity is intended to arbitrage the Fund and/or is interfering with the efficient management of the Fund or is not in the Fund’s best interests, the Fund will determine whether to exercise its right to restrict or reject purchase and exchange orders from such institutional account.

19.	Comment:	Each Fund’s disclosure indicates that its strategies may involve investments in issuers from foreign countries, including emerging market countries (e.g., below investment grade sovereign and corporate debt). Please review this disclosure with respect to the potential effect of the political situation in Russia and Ukraine.

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Response:	Registrant notes that the Funds are expected to have a de minimis exposure to the securities of issuers economically tied to Russia and Ukraine. Accordingly, Registrant respectfully declines to make the requested change.

Comments Applicable to the Select U.S. Equity Fund

20.	Comment:	In light of the Fund’s principal investment strategy to invest in “equity securities economically tied to the U.S.,” please explain supplementally why Registrant has included “Global Financial Markets Risk” as a principal risk of investing in the Fund. Please remove this risk factor if not applicable.

	Response:	Registrant notes that global economies and financial markets are increasingly interconnected and that market events or conditions in one country, region or financial market may have an adverse impact on issuers in other financial markets. Accordingly, although the Fund will principally invest in equity securities economically tied to the U.S., such investments may be impacted by the risks associated with global financial markets. Registrant therefore believes that “Global Financial Markets Risk” is an appropriate principal risk of each Fund.

Comments Applicable to the Select International Equity Fund

21.	Comment:	The “Principal Investment Strategies of the Fund” section states that the Fund “invests principally in equity securities . . . economically tied to or located in developed market countries . . . .” Please include the Fund’s definition of “economically tied to . . . developed market countries” in this disclosure.

	Response:	Registrant notes that the Fund’s “Investment Objective and Investment Strategies - Principal Investment Strategies” section discloses the Fund’s definition of “economically

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tied to . . . developed market countries.” Registrant believes that its current disclosure provides sufficient information for potential and existing investors to determine the nature and types of markets in which the Fund invests and, as a result, no changes have been made in response to this comment.

22.	Comment:	Because the Fund’s name includes the word “international,” please consider implementing an investment policy to invest at least (i) 40% of the Fund’s assets under favorable market conditions and (ii) 30% of the Fund’s assets under unfavorable market conditions, in equity securities issued by companies economically tied to or located in developed market countries other than the U.S.

	Response:	Registrant notes that the Fund’s “Investment Objective and Investment Strategies - Principal Investment Strategies” section states that “[u]nder normal market conditions, the Fund will invest at least 40%, and may invest up to 100%, of its assets in equity securities economically tied to countries other than the U.S.” Registrant believes that the current disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

23.	Comment:	The “Principal Investment Strategies of the Fund” section states that the Fund may invest in “equity securities of companies that are economically tied to emerging market countries.” Please include the Fund’s definition of “economically tied to emerging market countries” in this disclosure.

	Response:	In response to this comment, Registrant has revised the final paragraph in the Fund’s “Investment Objective and Investment Strategies - Principal Investment Strategies” section to disclose the Fund’s definition of “economically tied to … emerging market countries.”

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24.	Comment:	Please consider revising the “REITs” risk factor to include a discussion of all risks associated with investment in real estate generally and in real estate investment trusts in particular.

	Response:	After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both current and potential investors. Accordingly, no changes have been made in response to this comment.

Sincerely,

/s/ Leah Schubert
Leah Schubert

cc:	John V. O’Hanlon

Mary Beth Rhoden Albaneze